Filed by ONEOK, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Partners, L.P.

Commission File No. 001-16335

Date: June 27, 2023

Post-Announcement

Frequently Asked Questions for Employees

ONEOK and Magellan Integration

Contents

Transaction Overview	2
Integration Process	3
Day-to-Day Work	4

Note: We recognize that the announcement of the ONEOK and Magellan integration brings about many questions. While there is information we do not yet have, the initial set of frequently asked questions (FAQ) below outlines the answers we have today. Many decisions will be made as part of the integration planning process in the coming weeks and months. We are committed to keeping you informed and will update this document as our planning efforts progress. Please continue to reach out to IntegrationQuestions@oneok.com with additional questions.

Submit additional questions to IntegrationQuestions@oneok.com and/or visit the ONEOK Integration site for more information

Transaction Overview

1.	What does the announcement of ONEOK’s acquisition of Magellan mean?

As announced, ONEOK has entered into an agreement to acquire Magellan Midstream Partners, L.P. (Magellan). The combination of Magellan and ONEOK brings together two premier, complementary energy companies and proud workforces to create a leading North American diversified energy infrastructure company well positioned for future success. Each organization has a track record of safety, environmental stewardship, community investment and an important focus on delivering the vital energy products needed for a transforming energy world. The combined company will be headquartered in Tulsa, Oklahoma.

2.	What does “deal close” and / or “Day 1” mean?

“Deal close” and “Day 1” both refer to the completion of the transaction, which we expect to occur in the third quarter 2023. At that time, all shareholder/unitholder, regulatory and financial requirements have been achieved, and all purchase funds (i.e., cash, company stock, assets, etc.) have been transferred. Once the transaction closes, we will work to bring our systems and processes together over time to begin functioning as one company, delivering our vital products without interruption.

3.	When will the deal close?

We expect to complete the transaction in the third quarter 2023, subject to the approval of both Magellan unitholders and ONEOK shareholders, required regulatory approvals and other closing conditions. Until close, we will continue to operate as separate companies, and it is business as usual.

4.	What is my role in the pre-close phase of the transaction?

Until the transaction closes, both companies will continue to operate as independent companies and it is business as usual. We ask that you remain focused on your day-to-day responsibilities and safely performing your job well. Your continued hard work is the single most important element in efficiently and effectively closing the transaction.

Submit additional questions to IntegrationQuestions@oneok.com and/or visit the ONEOK Integration site for more information

Integration Process

5.	What does the integration process consist of between now and close?

The principal goal of the integration process is to create one company aligned to one mission, one vision and one strategic map that creates exceptional value for all stakeholders. This will be a multistep, multimonth integration process, before and after close following a structured integration approach. Our integration approach can be outlined in three phases:

●	Phase 1: Establishing the IMO and continuing with gathering information on the “as-is” state of both companies related to systems, processes and people for each of the IMO functional teams. This establishes the integration governance structure process in preparation for Phase 2. This is where we are today.

●	Phase 2: Evaluating and deciding on the future processes and operating model and completing activities to prepare for implementation following close. Designing an organizational structure for the combined company. This phase will be completed ahead of Day 1 or close.

●	Phase 3: Implementing the integration plan following completion of the merger. This phase begins at close and will continue for several months.

We invite you to review this overview of our integration planning process, which provides a snapshot of key integration milestones, both internally and externally, from now until Day 1.

6.	Where can I learn more about the IMO?

We invite you to review the IMO leadership and team chart. Please note that this is not an organizational chart, it represents the integration planning project team.

Over the coming months, the integration planning team will meet regularly to determine how best to combine our great organizations.

7.	Am I allowed to collaborate with future colleagues from Magellan?

Until the completion of the transaction, for legal reasons, it is important that you do not engage with Magellan employees unless you are specifically asked to do so in connection with integration planning activities OR are engaging in everyday business activities as part of standard course of business. While we are permitted to plan for integration, we must continue to operate as separate companies until closing. We look forward to creating opportunities for combined company employees to collaborate post-close.

8.	Are all decisions complete for the future organization?

No. Combining ONEOK and Magellan is a multistep, multimonth process. The established IMO is composed of functional leaders representing both ONEOK and Magellan with the joint focus of creating a robust integration plan. As part of the integration planning process, teams from both organizations will need to follow strict, regulatory guidelines when conducting planning and design meetings. Importantly, teams from both ONEOK and Magellan will be active participants to bring our two companies together as one.

Submit additional questions to IntegrationQuestions@oneok.com and/or visit the ONEOK Integration site for more information

9.	When will I find out more about how the transaction affects me?

There is much work to be done by the integration planning teams, and we are at the beginning of that process. As teams begin to meet and plan for our future organization, we will begin to finalize decisions and communicate. Decisions and actions will take place over time and not all decisions will come at once. Leadership is committed to keeping employees engaged and informed as decisions are made.

10.	Can I post about the transaction on social media?

While you can retweet or share posts from ONEOK’s social channels, we’d ask that you please not post separately about this transaction on social media.

Any posts by employees regarding this transaction will likely need to be filed with the Securities and Exchange Commission and can create an undue burden for company resources. As a reminder, only approved ONEOK and Magellan spokespeople should speak on behalf of ONEOK and Magellan.

If you have any questions about what content you can share on social media:

●	Review the ONEOK Social Computing Policy

●	Contact Jessica Schuster.

11.	What should I say if contacted by the media or an analyst or investor?

Consistent with company policy, do not respond, and immediately forward inquiries to:

●	Investors: Andrew Ziola.

●	Media or other outside parties: Brad Borror.

Day-to-Day Work

12.	Is ONEOK hiring new employees/filling open positions during this time?

Until the transaction closes, ONEOK will continue to operate business as usual, including hiring. As always, hiring leaders should meet with their respective leadership hierarchies to evaluate and prioritize personnel needs. All hiring should be coordinated through Human Resources.

13.	Is ONEOK freezing compensation changes or promotions until after the transaction closes?

No. Approval authority for compensation and promotion decisions has not changed. Consult your supervisor for guidance on any additional expectations for your business unit.

Submit additional questions to IntegrationQuestions@oneok.com and/or visit the ONEOK Integration site for more information

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities and Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that ONEOK or Magellan expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between ONEOK and Magellan (the “proposed transaction”), the expected closing of the proposed transaction and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including maintaining current ONEOK management, enhancements to investment-grade credit profile, an expected accretion to earnings and free cash flow, dividend payments and potential repurchases, increase in value of tax attributes and expected impact on EBITDA. Information adjusted for the proposed transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the risk that ONEOK’s and Magellan’s businesses will not be integrated successfully; the risk that cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the possibility that shareholders of ONEOK may not approve the issuance of new shares of ONEOK common stock in the proposed transaction or that shareholders of ONEOK or unitholders of Magellan may not approve the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the risk that the parties do not receive regulatory approval of the proposed transaction; the occurrence of any other event, change, or other circumstances that could give rise to the termination of the merger agreement relating to the proposed transaction; the risk that ONEOK may not be able to secure the debt financing necessary to fund the cash consideration required for the proposed transaction; the risk that changes in ONEOK’s capital structure and governance could have adverse effects on the market value of its securities; the ability of ONEOK and Magellan to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on ONEOK’s and Magellan’s operating results and business generally; the risk the proposed transaction could distract management from ongoing business operations or cause ONEOK and/or Magellan to incur substantial costs; the risk of any litigation relating to the proposed transaction; the risk that ONEOK may be unable to reduce expenses or access financing or liquidity; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in commodity prices; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond ONEOK’s or Magellan’s control, including those detailed in ONEOK’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on ONEOK’s website at www.oneok.com and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov, and those detailed in Magellan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Magellan’s website at www.magellanlp.com and on the website of the SEC. All forward-looking statements are based on assumptions that ONEOK and Magellan believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither ONEOK nor Magellan undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Submit additional questions to IntegrationQuestions@oneok.com and/or visit the ONEOK Integration site for more information

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Regarding the Merger Will Be Filed with the SEC and Where to Find It

In connection with the proposed transaction, ONEOK has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of ONEOK’s common stock to be issued in connection with the proposed transaction. The Registration Statement includes a document that serves as a prospectus of ONEOK and joint proxy statement of ONEOK and Magellan (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY ONEOK AND MAGELLAN WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONEOK AND MAGELLAN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS. After the Registration Statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to shareholders of ONEOK and unitholders of Magellan. Investors will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by ONEOK and Magellan with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by ONEOK, including the joint proxy statement/prospectus (when available), will be available free of charge from ONEOK’s website at www.ONEOK.com under the “Investors” tab. Copies of documents filed with the SEC by Magellan, including the joint proxy statement/prospectus (when available), will be available free of charge from Magellan’s website at www.magellanlp.com under the “Investors” tab.

Participants in the Solicitation

ONEOK and certain of its directors, executive officers and other members of management and employees, Magellan, and certain of the directors, executive officers and other members of management and employees of Magellan GP, LLC, which manages the business and affairs of Magellan, may be deemed to be participants in the solicitation of proxies from ONEOK’s shareholders and the solicitation of proxies from Magellan’s unitholders, in each case with respect to the proposed transaction. Information about ONEOK’s directors and executive officers is available in ONEOK’s Annual Report on Form 10-K for the 2022 fiscal year filed with the SEC on February 28, 2023 and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 5, 2023, and in the joint proxy statement/prospectus (when available). Information about Magellan’s directors and executive officers is available in its Annual Report on Form 10-K for the 2022 fiscal year and its definitive proxy statement for the 2023 annual meeting of unitholders, each filed with the SEC on February 21, 2023, and the joint proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Shareholders of ONEOK, unitholders of Magellan, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Submit additional questions to IntegrationQuestions@oneok.com and/or visit the ONEOK Integration site for more information